Filed Pursuant to Rule 433

Registration No. 333-177251

November 7, 2013

Relating to Preliminary Prospectus Supplement

dated November 7, 2013

THE MOSAIC COMPANY

Pricing Term Sheet

$900,000,000 4.250% Senior Notes due 2023

$500,000,000 5.450% Senior Notes due 2033

$600,000,000 5.625% Senior Notes due 2043

Issuer:	The Mosaic Company
Ratings: (Moody’s/S&P/Fitch)*:	Baa1 / BBB / BBB
Outlooks: (Moody’s/S&P/Fitch)*:	Stable / Stable / Stable
Security Type:	Senior Unsecured Notes
Format:	SEC Registered
Pricing Date:	November 7, 2013
Settlement Date (T+3):	November 13, 2013
	4.250% Senior Notes due 2023	5.450% Senior Notes due 2033	5.625% Senior Notes due 2043
Maturity Date:	November 15, 2023	November 15, 2033	November 15, 2043
Interest Payment Dates:	May 15 and November 15, beginning May 15, 2014	May 15 and November 15, beginning May 15, 2014	May 15 and November 15, beginning May 15, 2014
Principal Amount:	$900,000,000	$500,000,000	$600,000,000
Benchmark:	2.500% due August 15, 2023	2.875% due May 15, 2043	2.875% due May 15, 2043
Benchmark Price / Yield:	99-05+ / 2.596%	84-14 / 3.751%	84-14 / 3.751%
Spread to Benchmark:	+ 168 bps	+ 173 bps	+ 188 bps
Yield to Maturity:	4.276%	5.481%	5.631%
Coupon:	4.250%	5.450%	5.625%
Public Offering Price:	99.790%	99.626%	99.913%
Optional Redemption:
Make-Whole Call:	At any time prior to August 15, 2023, at the greater of (i) 100% or (ii) a discount rate of Treasury plus 25 basis points	At any time prior to May 15, 2033, at the greater of (i) 100% or (ii) a discount rate of Treasury plus 30 basis points	At any time prior to May 15, 2043, at the greater of (i) 100% or (ii) a discount rate of Treasury plus 30 basis points

Par Call:	At any time on or after August 15, 2023	At any time on or after May 15, 2033	At any time on or after May 15, 2043
CUSIP / ISIN:	61945C AC7 / US61945CAC73	61945C AD5 / US61945CAD56	61945C AE3 / US61945CAE30
Denominations:	$2,000 x $1,000
Total Net Proceeds (Before Expenses):	$1,980,243,000

Joint Book-Running Managers:

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Wells Fargo Securities, LLC

BMO Capital Markets Corp.

BNP Paribas Securities Inc.

Santander Investment Securities Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:	Barclays Capital Inc. CIBC World Markets Corp. Scotia Capital (USA) Inc.
As Adjusted Debt:

After giving effect to this offering, as of September 30, 2013, The Mosaic Company (excluding its subsidiaries) would have had $2,750 million of indebtedness (excluding intercompany debt and letters of credit).

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 212-834-4533, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.